Freedom Resources Enterprises, Inc.

Neil Christiansen

Chief Executive Officer

901 East 7800 South

Midvale, Utah   84047

neilc@ldi4u.com

(801) 450-1450  (801) 567-1339 Fax

Alternate fax:  (801) 489-6734

January 19, 2006

Steven Jacobs

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:

Freedom Resources Enterprises, Inc.

Form 10-KSB/A for Fiscal Year Ended December 31, 2004

Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005

Form 10-QSB for Fiscal Quarter Ended June 30, 2005

Form 10-QSB for Fiscal Quarter Ended September 30, 2005

File No. 0-32735

Dear Mr. Jacobs:

Freedom Resources Enterprises, Inc. (the “Company”), has received your comment letter dated January 13, 2006, (“comment letter”) pertaining to the above referenced filings.  Amendment No. 3 for Form 10-KSB/A for Fiscal Year Ended December 31, 2004, Amendment No. 3 for Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005, Amendment No. 2 for Form 10-QSB/A for Fiscal Quarter Ended June 30, 2005, and Amendment No. 2 for Form 10-QSB/A for Fiscal Quarter Ended September 30, 2005, (“amendments”) are being filed under separate cover.  The Amendments as filed are marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you a hard copy of each of the amendments, one marked to show changes and one without changes marked.  To assist the staff of the commission in completing its review of the filings, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the comment letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Item 13. Exhibits and Reports on Form 8-K, page 10

1.

We have reviewed your response to prior comment two as well as the related revisions made to your 302 certifications filed as exhibits 31.1.  The language in the certifications should not be changed from that set forth in Item 601(b)(31) of Regulation S-B. Please revise your certifications filed to reflect the language exactly as set forth in Item 601(b)(31) of Regulation S-B.  Please make conforming changes to your Forms 10-QSB/A for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005.

RESPONSE:  We have revised the section 302 certifications filed as exhibit 31.1 to reflect the language exactly as set forth in Item 601(b)(31) of Regulation S-B for the Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005, and Form 10-KSB/A for the fiscal year ended December 31, 2004, per your comment letter.

Statement of acknowledgement

The Company acknowledges that the company is responsible for the adequacy and accuracy of the disclosures in the filings; and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States of America.

Respectfully,

/s/ Neil Christiansen

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